UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Global Power Equipment Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37941P306
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37941P306
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Carl Marks Management Company, LLC* 13-3434746
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
			(b) [X]
3			SEC USE ONLY
4			Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person:	5	Sole Voting Power:	0
	6	Shared Voting Power:	0
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	0

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0%
12			Type of Reporting Person (See Instructions): IA

* See Item 2(a) of this Schedule 13G, as amended.

CUSIP No. 37941P306
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Andrew M. Boas*
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
			(b) [X]
3			SEC USE ONLY
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person:	5	Sole Voting Power:	0
	6	Shared Voting Power:	0
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	0

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0%
12			Type of Reporting Person (See Instructions): IN

* See Item 2(a) of this Schedule 13G, as amended.

CUSIP No. 37941P306
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Robert C. Ruocco*
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
			(b) [X]
3			SEC USE ONLY
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person:	5	Sole Voting Power:	0
	6	Shared Voting Power:	0
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	0

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0%
12			Type of Reporting Person (See Instructions): IN

* See Item 2(a) of this Schedule 13G, as amended.

CUSIP No. 37941P306
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): James Forbes Wilson*
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
			(b) [X]
3			SEC USE ONLY
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person:	5	Sole Voting Power:	0
	6	Shared Voting Power:	0
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	0

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11			Percent of Class Represented by Amount in Row (9): 0%
12			Type of Reporting Person (See Instructions): IN

* See Item 2(a) of this Schedule 13G, as amended.

Item 1(a).    Name of Issuer:  Global Power Equipment Group Inc.

Item1(b).   Address of Issuer’s Principal Executive Offices:
400 E. Las Colinas Boulevard
Suite 400
Irving, Texas 75039

Item 2(a).    Name of Person Filing:

This Schedule 13G, as amended (this “Schedule 13G”), is being jointly filed by (a) Carl Marks Management Company, LLC (“CMMC”), a Delaware limited liability company, registered investment adviser and the investment adviser to (i) Carl Marks Strategic Investments, L.P. (“CMSI”), a Delaware limited partnership and private investment partnership and (ii) Carl Marks Strategic Opportunities Fund, L.P. (“CMSO”), a Delaware limited partnership and private investment partnership; and (b) each of the three individual managing members of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson.  CMSI GP, LLC (“CMSI GP”), a Delaware limited liability company, is the general partner of CMSI.  Carl Marks GP, LLC (“CMSO GP”), a Delaware limited liability company, is the general partner of CMSO.  Messrs. Boas, Ruocco and Wilson also serve as the managing members of CMSI GP and CMSO GP.

Item 2(b).    Address of Principal Business Office or if none, Residence:
900 Third Avenue, 33rd Floor
New York, New York 10022-4775

Item 2(c).    Citizenship:
CMMC	Delaware
Andrew M. Boas	United States
Robert C. Ruocco	United States
James Forbes Wilson	United States

Item 2(d).    Title of Class of Securities:

Common stock, par value $0.01 per share

Item 3.     Not Applicable

Item 4.     Ownership:

(a)	Amount Beneficially Owned:

	CMMC	0
	Andrew M. Boas	0
	Robert C. Ruocco	0
	James Forbes Wilson	0

(b)	Percent of Class:

	CMMC	0%
	Andrew M. Boas	0%
	Robert C. Ruocco	0%
	James Forbes Wilson	0%

(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:

	CMMC	0
	Andrew M. Boas	0
	Robert C. Ruocco	0
	James Forbes Wilson	0

	(ii) shared power to vote or to direct the vote:

	CMMC	0
	Andrew M. Boas	0
	Robert C. Ruocco	0
	James Forbes Wilson	0

	(iii) sole power to dispose or to direct the disposition of:

	CMMC	0
	Andrew M. Boas	0
	Robert C. Ruocco	0
	James Forbes Wilson	0

	(iv) shared power to dispose or to direct the disposition of:

	CMMC	0
	Andrew M. Boas	0
	Robert C. Ruocco	0
	James Forbes Wilson	0

Item 5.    Ownership of Five Percent or Less of a Class:

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

       Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

       Not applicable.

Item 8.    Identification and Classification of Members of the Group:

      Not applicable.

Item 9.    Notice of Dissolution of Group:

       Not applicable.

Item 10.    Certification:

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2014

CARL MARKS MANAGEMENT COMPANY, LLC

By:	/s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Director

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)